SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Arch Capital Group Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0450A105

(CUSIP Number)

John M. Pasquesi

Otter Capital LLC

One Maritime Plaza, Suite 1400

San Francisco, CA  94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0450A105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John M. Pasquesi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,552,250

	8.	Shared Voting Power 1,552,250

	9.	Sole Dispositive Power 1,552,250

	10.	Shared Dispositive Power 1,552,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.2% (See Item 5(a) below.)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares, par value $0.01 per share (the “Common Shares”) of Arch Capital Group Ltd. (“ACGL”).  The address of the principal executive offices of ACGL is Wessex House, 45 Reid Street, Hamilton HM 12 Bermuda.

Item 2.	Identity and Background
(a) The name of the person filing this statement is John M. Pasquesi (the “Reporting Person”).
(b) The business address of the Reporting Person is c/o Otter Capital LLC, One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(c)           The present principal occupation of the Reporting Person is the sole managing member of Otter Capital LLC (“Otter Capital”), a limited liability private equity investment firm founded by him in 2001.  The Reporting Person currently serves as Vice Chairman of the board of directors of ACGL (the “Board”).  ACGL is a Bermuda public limited liability company that, through its subsidiaries in Bermuda and the United States, provides insurance and reinsurance worldwide.  The address of the principal executive offices of ACGL is set forth in Item 1 above.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired beneficial ownership of Common Shares on the dates indicated:

Dates of Acquisition	Number of Shares	Aggregate Purchase Price
October 23, 2001	1,126,419 unexercised options to purchase Common Shares		(1)
November 20, 2001	350,728 Series A Convertible Preference Shares (the “Preference Shares”) and Class A Warrants to purchase 37,110 Common Shares	$7,500,000	(2)
June 28, 2002	8,606 Preference Shares		(3)
September 19, 2002	37,110 Common Shares		(4)
December 16, 2002	27,824 Preference Shares		(5)
October 23, 2003	558 restricted Common Shares and 1005 Common Shares		(6)

(1)

Granted under agreements between ACGL and the Reporting Person in connection with Mr. Pasquesi’s service as Executive Vice Chairman of ACGL’s Board until from October 23, 2001 until October 23, 2003 and in consideration for providing structuring and advisory services to ACGL in connection with a capital infusion in November 2001.  These grants were described more fully in ACGL’s Definitive Proxy Statement filed on April 30, 2001.  This investment was also disclosed in the Reporting Person’s Form 3 filed on November 2, 2001.

(2)

Acquired by Otter Capital in connection with ACGL’s capital infusion in November 2001.  The Reporting Person serves as sole managing member of Otter Capital.  This investment was described in ACGL’s Current Report on Form 8-K filed on November 9, 2001 and more fully in ACGL’s Definitive Proxy Statement filed on January 23, 2002.  This investment was also disclosed in the Reporting Person’s Form 4 filed on December 10, 2001.  The Class A Warrants were exercised on September 16, 2002, as described below.  All securities indicated above are included because of his affiliation with Otter Capital.

(3)

Acquired by Otter Capital as part of the post-closing purchase price adjustment under the terms of the agreement relating to the capital infusion in November 2001.  This acquisition was also disclosed in the Reporting Person’s Form 4 filed on July 10, 2002.

(4)

Acquired upon the exercise of Class A Warrants to purchase 37,110 Common Shares held by Otter Capital at an exercise price of $20 per share, as described in footnote (2) above.  This acquisition was disclosed in the Reporting Person’s Form 4 filed on September 20, 2002.

(5)

Acquired by Otter Capital as part of the post-closing purchase price adjustment under the terms of the agreement relating to the capital infusion in November 2001.  This acquisition was also disclosed in the Reporting Person’s Form 4 filed on December 18, 2002.

(6)	Granted to the Reporting Person for service as a non-employee director on ACGL’s Board. These grants were disclosed on the Reporting Person’s Form 4 filed on October 27, 2003.
Item 4.	Purpose of Transaction

The Reporting Person acquired his beneficial ownership in the Common Shares (1) for investment purposes, (2) in consideration for his providing structuring and advisory services to ACGL in connection with a capital infusion in November 2001, (3) in connection with his position as an Executive Vice Chairman of the Board, and (4) in connection with his position as a non-employee director of the Board, as described in Item 3.  The Reporting Person does not have any present plan or proposal as a shareholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.  In the future, the Reporting Person may decide to purchase additional Common Shares in the open market or a private transaction, or to transfer or sell any or all of his Common Shares.  In addition, the Reporting Person may, from to time, acquire additional Common Shares upon exercise of options to purchase Common Shares currently held by him.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 1,552,250 Common Shares, representing approximately 5.2% of the total number of Common Shares outstanding as of November 30, 2003.  Of such total (1) 387,158 are issuable upon exercise of Preference Shares beneficially owned by Otter Capital, for which Mr. Pasquesi serves as sole managing member, (2) 37,110 Common Shares are beneficially owned by Otter Capital and (3) 1,126,419 are beneficially owned by the Reporting Person and are issuable upon exercise of currently exercisable options to purchase Common Shares.

Because the Preference Shares vote on an as-converted basis, the outstanding voting shares beneficially owned by the Reporting Person represent, in the aggregate, approximately 2.13% of the total voting power of all outstanding voting shares of ACGL.

(b)           The Reporting Person has sole dispositive and voting power with respect to 1,552,250 Common Shares beneficially owned by him, which includes the 387,158 Preference Shares and 37,111 Common Shares owned by Otter Capital.

The Reporting Person is the sole managing member of Otter Capital, with sole dispositive and voting power with respect to 387,158 Preference Shares and 37,110 Common Shares.

(c)           On October 23, 2003, 375,473 stock options to purchase Common Shares at $20 per share held by the Reporting Person became fully vested.   Such award was disclosed in the Reporting Person’s Form 3 filed on November 2, 2001.  In addition, on October 23, 2003, the Reporting Person acquired 558 restricted Common Shares and 1,005 Common Shares in connection with his position as a non-employee director of ACGL.  This acquisition was disclosed in the Reporting Person’s Form 4 filed on October 27, 2003.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Otter Capital is party to a management subscription agreement dated as of October 23, 2001, as amended, and a shareholders agreement dated as of November 20, 2001, as amended, with respect to the Preference Shares and Class A Warrants to purchase 37,110 Common Shares acquired by Otter Capital.  This investment was made as part of the capital infusion described under the heading “Item 1.  Business — Recent Developments — The Capital Infusion” in ACGL’s Annual Report on Form 10-K filed on March 19, 2002, which description is incorporated herein by reference.  The Reporting Person is the sole managing member of Otter Capital.  On September 19, 2002, Otter Capital exercised the Class A Warrants held by it, at an exercise price of $20 per share, for 37,110 Common Shares.

The Reporting Person may receive additional Preference Shares in the event of certain purchase price adjustments under the subscription agreement.  Otter Capital acquired additional Preference Shares as part of two post-closing adjustments: 8,606 Preference Shares on June 28, 2002 and 27,824 Preference Shares on December 16, 2002.

If the aggregate amount of purchase price adjustments under the subscription agreement exceeds $250 million, investors of the Preference Shares may cause the Preference Shares and Class A Warrants issued therewith to be exchanged for preference shares and warrants, with identical rights and privileges, of a subsidiary of ACGL that holds ACGL’s core insurance operations.  Such parties also agreed not to transfer to a single person or group Common Shares or securities convertible into Common Shares representing in excess of either 51% of the votes then entitled to be cast in the election of directors or 51% of the then outstanding Common Shares without giving all shareholders the right to participate in such transaction on the same or substantially the same terms.  Under the shareholders agreement, the Reporting Person has certain rights to have his Common Shares included in a registration under the Securities Act of 1933 if ACGL registers any Common Shares for its behalf or on behalf of its shareholders.

ACGL has agreed not to pay any dividend or other distribution on, or repurchase, any Common Shares until it has repurchased Preference Shares having an aggregate value of $250 million at a per share price acceptable to the holders thereof.  The foregoing summary of certain provisions of the subscription and shareholders agreements is qualified in its entirety by reference to the agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference.

The Reporting Person was also party to an employment agreement dated as of October 23, 2001, which expired on October 23, 2003.  Under the terms of this agreement, the Reporting Person received compensation for his service as Executive Vice Chairman of ACGL’s Board and an option to acquire 375,473 shares of ACGL’s Common Stock at an exercise price of $20.00 per share.  Such options vested on October 23, 2003.  The foregoing summary of the employment agreement is qualified in its entirety by reference to the agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

All of the exhibits to this Schedule 13D were filed as exhibits to the filings made by ACGL with the Securities and Exchange Commission indicated in the footnotes below, which exhibits are incorporated herein by reference.

1.

Subscription Agreement, dated as of October 24, 2001 (the “Subscription Agreement”), between Arch Capital Group Ltd. (“ACGL”), certain Warburg Pincus investment funds and certain Hellman & Friedman investment funds, as amended on November 20, 2001, January 4, 2002 and March 15, 2002. (1)

2.	Shareholders Agreement, dated November 20, 2001, by and among ACGL and the shareholders party thereto, as amended on January 3, 2002 and March 15, 2002. (1)
3.	Management Subscription Agreement, dated as of October 24, 2001, between ACGL and certain members of management. (2)
4.	Certificate of Designations of Series A Convertible Preference Shares. (3)
5.	Form of Class A Warrant Certificate. (3)
6.	Employment Agreement, dated October 23, 2001, between ACGL and the Reporting Peron. (3)
7.	Employee Share Option Agreement, dated October 23, 2001, between ACGL and the Reporting Person. (3)
8.	Share Option Agreement, dated as of October 23, 2001, between ACGL and the Reporting Person. (3)

9.	ACGL’s Long Term Incentive Plan for New Employees. (4)
10.	ACGL’s 2002 Long Term Incentive and Share Award Plan, as amended. (5)
11.	First Amendment to the ACGL 2002 Long Term Incentive and Share Award Plan (6)

(1)	Filed as an exhibit to ACGL’s Annual Report on Form 10-K filed on March 19, 2002.
(2)	Filed as an exhibit to ACGL’s Quarterly Report on Form 10-Q filed on November 14, 2001.
(3)	Filed as an exhibit to ACGL’s Current Report on Form 8-K filed on January 4, 2002.
(4)	Filed as an exhibit to ACGL’s Registration Statement on Form S-8 (No. 333-72182), filed on January 8, 2002.
(5)	Filed as an exhibit to ACGL’s Quarterly Report on Form 10-Q filed on August 14, 2002.
(6)	Filed as an exhibit to ACGL’s Quarterly Report on Form 10-Q filed on November 12, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2003.
Date
/s/ John M. Pasquesi
Signature